UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

April 21, 2009

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 - Regulation FD Disclosure

On April 21, 2009, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the first quarter 2009.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: April 22, 2009
Michael W. Harden, Jr.
Chief Financial Officer

Exhibit 99.1

THE SAVANNAH BANCORP, INC.

April 21, 2009
For Release: Immediately

Savannah Bancorp Reports First Quarter Loss of $285,000
and Reduces Quarterly Dividend

SAVANNAH, GA--(Globe Newswire) – April 21, 2009 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported a net loss for the first quarter 2009 of $285,000 compared to net income of $1,704,000 in the first quarter 2008. Net loss per diluted share was 5 cents in 2009 compared to net income of 29 cents per diluted share in the first quarter of 2008. The decline in first quarter earnings results primarily from a higher provision for loan losses and a lower net interest margin in 2009 as compared to 2008. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and OREO were $3,180,000 in the first quarter 2009 compared to $3,685,000 in 2008. Other growth and performance ratios are included in the attached financial highlights and information.

During the first quarter 2009 the Company's two largest subsidiaries, The Savannah Bank, N.A. ("Savannah") and Bryan Bank & Trust ("Bryan"), continued to be profitable. Savannah and Bryan account for approximately 91 percent of the Company's total assets and loans.

Total assets increased 5.7 percent to $1 billion at March 31, 2009, up $54 million from $946 million a year earlier. Loans totaled $865 million compared to $835 million one year earlier, an increase of 3.6 percent. Deposits totaled $843 million and $771 million at March 31, 2009 and 2008, respectively, an increase of 9.2 percent. Shareholders' equity increased 1.3 percent to $80 million at March 31, 2009 from $79 million at March 31, 2008. The Company's total capital to risk-weighted assets ratio was 11.52 percent, well in excess of the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John Helmken, President and CEO, said, "Many of the highlights of the first quarter of 2009 – higher net interest margin compared to the prior quarter, significant deposit growth, reduced exposure to construction and development loans and the streamlining of support functions – will likely be overshadowed by our first quarterly loss in many years. While we are disappointed by the effect on earnings, our aggressive recognition of charge-offs and impairments and provisioning for potential future losses is more than appropriate in such uncertain economic times. We have not yet seen a stabilization in real estate values, therefore we have pushed our allowance for loan losses up to 1.77 percent of loans at quarter-end, even though our nonperforming loans declined slightly during the quarter."

The allowance for loan losses was $15,309,000, or 1.77 percent of loans at March 31, 2009 compared to $12,128,000 or 1.45 percent of total loans a year earlier. Nonperforming assets were $32,537,000 or 3.73 percent of total loans and other real estate owned at March 31, 2009 compared to $19,536,000 or 2.33 percent at March 31, 2008. At December 31, 2008, nonperforming assets were $35,707,000 or 4.09 percent of loans and other real estate owned. First quarter net charge-offs were $1,711,000 compared to net charge-offs of $1,806,000 in the same period in 2008. The provision for loan losses for the first quarter of 2009 was $3,720,000 compared to $1,070,000 for the first quarter of 2008. The higher provision for loan losses was primarily due to continued weakness in the Company's local real estate markets. In particular, the Hilton Head Island/Bluffton residential market has continued to experience price declines.

Net interest income was down $405,000, or 5.0 percent, in the first quarter 2009 versus the first quarter 2008. First quarter net interest margin declined to 3.36 percent in 2009 as compared to 3.70 percent in 2008 primarily due to lower loan market rates, competitive local deposit pricing and higher levels of noninterest-earning assets. The prime rate declined 200 basis points from 5.25 percent to 3.25 percent over the one year period ended March 31, 2009. On a linked quarter basis, the first quarter 2009 net interest margin increased 12 basis points from the 3.24 percent margin for the fourth quarter 2008.

Noninterest income increased $245,000, or 14 percent in the first quarter of 2009 versus the same period in 2008 due to higher service charges on deposits and mortgage related income, a higher gain on hedges of $112,000 and a gain on the sale of securities of $184,000 partially offset by lower trust and asset management fees.

Noninterest expense increased to $6,475,000, up $324,000 or 5.3 percent, in the first quarter 2009 compared to the first quarter 2008. First quarter 2009 noninterest expense included $139,000 of higher FDIC insurance premiums and a loss on sale of OREO of $164,000. The remainder of the increase was due to higher occupancy and equipment and information technology expense partially offset by lower salaries and employee benefits.

Today, the Board of Directors approved a quarterly cash dividend of 2 cents per share payable on May 18, 2009 to shareholders of record on May 1, 2009.

Helmken added, "We have a strong capital and liquidity position and, more importantly, a strong and growing customer base, all of which aids us now and as we look toward the future. Given the importance of the preservation of capital in the current environment and the challenges of the current credit cycle, we lowered the cash dividend to 2 cents per share from 12.5 cents per share for the same period last year. The lower dividend will preserve over $600,000 of capital per quarter for our Company and give us additional 'dry powder' beyond our already well-capitalized status. This additional capital will also allow us to take advantage of any opportunities that may arise as we move through this cycle. This reduction was a difficult decision as we are fully aware of how important the dividend is to our shareholders, but we believe this will protect the long-term interests of our shareholders. The Board also reduced director's fees for the Company and all subsidiaries."

In April 2009 the Company filed an application with the appropriate regulatory agencies to consolidate Harbourside with Savannah under a national commercial bank charter. The Company expects to realize operational efficiencies and cost savings by consolidating these charters.

The Savannah Bancorp, Inc. ("SAVB"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia), Harbourside Community Bank (Hilton Head Island, SC) and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

Attachments

The Savannah Bancorp, Inc. and Subsidiaries
First Quarter Financial Highlights
March 31, 2009 and 2008
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data at March 31	2009		2008		% Change
Total assets	$ 999,900		$ 945,637		5.7
Interest-earning assets	920,205		866,483		6.2
Loans	864,926		834,734		3.6
Other real estate owned	8,342		2,025		312
Deposits	842,519		771,263		9.2
Interest-bearing liabilities	830,087		771,824		7.5
Shareholders' equity	79,644		78,885		1.0
Loan to deposit ratio	102.66	%	108.23 %		(5.1)
Equity to assets	7.97	%	8.34 %		(4.4)
Tier 1 capital to risk-weighted assets	10.26	%	10.29 %		(0.3)
Total capital to risk-weighted assets	11.52	%	11.54 %		(0.2)
Outstanding shares	5,932		5,931		0.0
Book value per share	$ 13.42		$ 13.30		0.9
Tangible book value per share	$ 12.98		$ 12.84		1.1
Market value per share	$ 7.01		$ 17.50		(60)
Loan Quality Data					
Nonaccruing loans	$ 23,927		$ 16,915		41
Loans past due 90 days – accruing	268		596		(55)
Net charge-offs	1,711		1,806		(5.3)
Allowance for loan losses	15,309		12,128		26
Allowance for loan losses to total loans	1.77	%	1.45 %		22
Nonperforming assets to total loans and other real estate owned	3.73	%	2.33 %		60
Performance Data for the First Quarter					
Net (loss) income	$ (285)		$ 1,704		NM
Return on average assets	(0.12)	%	.73 %		NM
Return on average equity	(1.43)	%	8.76 %		NM
Net interest margin	3.36	%	3.70 %		(9.2)
Efficiency ratio	66.93	%	62.54 %		7.0
Per share data:					
Net (loss) income – basic	$ (0.05)		$ 0.29		NM
Net (loss) income – diluted	$ (0.05)		$ 0.29		NM
Dividends	$ 0.125		$ 0.125		0.0
Average shares (000s):					
Basic	5,933		5,928		0.1
Diluted	5,937		5,951		(0.2)

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
March 31, 2009 and 2008
($ in thousands, except share data)
(Unaudited)

	March 31,	
	2009	2008
Assets		
Cash and due from banks	**$ 23,180**	$ 14,816
Federal funds sold	**565**	4,998
Interest-bearing deposits	**6,460**	2,344
Cash and cash equivalents	**30,205**	22,158
Securities available for sale, at fair value (amortized		
cost of $72,131 and $60,529)	**74,589**	62,367
Loans held for sale	**49**	793
Loans, net of allowance for loan losses		
of $15,309 and $12,128	**849,617**	822,606
Premises and equipment, net	**10,946**	8,237
Other real estate owned	**8,342**	2,025
Bank-owned life insurance	**6,271**	6,044
Goodwill and other intangible assets, net	**2,606**	2,750
Other assets	**17,275**	18,657
Total assets	**$ 999,900**	$ 945,637
Liabilities		
Deposits:		
Noninterest-bearing	**$ 84,739**	$ 86,329
Interest-bearing demand	**116,804**	117,854
Savings	**16,219**	16,060
Money market	**204,711**	208,531
Time deposits	**420,046**	342,489
Total deposits	**842,519**	771,263
Short-term borrowings	**51,830**	64,685
FHLB advances - long-term	**10,167**	11,895
Subordinated debt	**10,310**	10,310
Other liabilities	**5,430**	8,599
Total liabilities	**920,256**	866,752
Shareholders' equity		
Preferred stock, par value $1 per share:		
authorized 10,000,000 shares, none issued	**-**	-
Common stock, par value $1 per share: authorized		
20,000,000 shares; issued 5,933,789 and		
5,931,008 shares	**5,934**	5,931
Additional paid-in capital	**38,540**	38,327
Retained earnings	**32,525**	31,474
Treasury stock, 1,443 and 318 shares	**(4)**	(4)
Accumulated other comprehensive income, net	**2,649**	3,157
Total shareholders' equity	**79,644**	78,885
Total liabilities and shareholders' equity	**$ 999,900**	$ 945,637

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Three Months and Five Quarters Ending March 31, 2009 and 2008
($ in thousands, except per share data)

	(Unaudited)			(Unaudited)					
	For the Three Months Ended			**2009**		2008			Q1-09 /
	March 31,		%	**First**	Fourth	Third	Second	First	Q1-08
	2009	2008	Chg	**Quarter**	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	**$11,643**	$14,211	*(18)*	**$11,643**	$12,268	$13,333	$13,447	$14,211	*(18)*
Loans held for sale	**3**	12	*(75)*	**3**	8	20	20	12	*(75)*
Investment securities	**905**	782	*16*	**905**	817	722	760	782	*16*
Deposits with banks	**13**	67	*(81)*	**13**	18	30	34	67	*(81)*
Federal funds sold	**2**	53	*(96)*	**2**	16	31	33	53	*(96)*
Total interest and dividend income	**12,566**	15,125	*(17)*	**12,566**	13,127	14,136	14,294	15,125	*(17)*
Interest expense									
Deposits	**4,481**	6,124	*(27)*	**4,481**	4,969	5,391	5,358	6,124	*(27)*
Short-term borrowings & sub debt	**364**	881	*(59)*	**364**	543	412	467	881	*(59)*
FHLB advances	**55**	49	*12*	**55**	80	82	83	49	*12*
Total interest expense	**4,900**	7,054	*(31)*	**4,900**	5,592	5,885	5,908	7,054	*(31)*
Net interest income	**7,666**	8,071	*(5.0)*	**7,666**	7,535	8,251	8,386	8,071	*(5.0)*
Provision for loan losses	**3,720**	1,070	*248*	**3,720**	2,270	1,505	1,155	1,070	*248*
Net interest income after the provision for loan losses	**3,946**	7,001	*(44)*	**3,946**	5,265	6,746	7,231	7,001	*(44)*
Noninterest income									
Trust and asset management fees	**587**	724	*(19)*	**587**	675	713	720	724	*(19)*
Service charges on deposits	**467**	387	*21*	**467**	447	513	534	387	*21*
Mortgage related income, net	**92**	63	*46*	**92**	60	86	86	63	*46*
Other operating income	**283**	306	*(7.5)*	**283**	314	296	300	306	*(7.5)*
Gain on hedges	**396**	284	*39*	**396**	574	430	-	284	*39*
Gain on sale of securities	**184**	-	*NM*	**184**	29	-	134	-	*NM*
Total noninterest income	**2,009**	1,764	*14*	**2,009**	2,099	2,038	1,774	1,764	*14*
Noninterest expense									
Salaries and employee benefits	**3,351**	3,473	*(3.5)*	**3,351**	3,095	3,479	3,489	3,473	*(3.5)*
Occupancy and equipment	**1,008**	889	*13*	**1,008**	1,118	967	910	889	*13*
Information technology	**438**	393	*11*	**438**	421	424	395	393	*11*
Loss (gain) on sale of OREO	**164**	1	*NM*	**164**	141	17	(17)	1	*NM*
Other operating expense	**1,514**	1,395	*8.5*	**1,514**	1,431	1,364	1,357	1,395	*8.5*
Total noninterest expense	**6,475**	6,151	*5.3*	**6,475**	6,206	6,251	6,134	6,151	*5.3*
Income (loss) before income taxes	**(520)**	2,614	*NM*	**(520)**	1,158	2,533	2,871	2,614	*NM*
Income tax (benefit) expense	**(235)**	910	*NM*	**(235)**	380	895	985	910	*NM*
Net (loss) income	**$ (285)**	$ 1,704	*NM*	**$ (285)**	$ 778	$ 1,638	$ 1,886	$ 1,704	*NM*
Net (loss) income per share:									
Basic	**$ (0.05)**	$ 0.29	*NM*	**$ (0.05)**	$ 0.13	$ 0.28	$ 0.32	$ 0.29	*NM*
Diluted	**$ (0.05)**	$ 0.29	*NM*	**$ (0.05)**	$ 0.13	$ 0.28	$ 0.32	$ 0.29	*NM*
Average basic shares (000s)	**5,933**	5,928	*0.1*	**5,933**	5,933	5,930	5,931	5,928	*0.1*
Average diluted shares (000s)	**5,937**	5,951	*(0.2)*	**5,937**	5,942	5,943	5,952	5,951	*(0.2)*
Performance Ratios									
Return on average equity	**(1.43)%**	8.76%	*NM*	**(1.43)%**	3.86%	8.24%	9.65%	8.76%	*NM*
Return on average assets	**(0.12)%**	0.73%	*NM*	**(0.12)%**	0.31%	0.68%	0.80%	0.73%	*NM*
Net interest margin	**3.36%**	3.70%	*(9.2)*	**3.36%**	3.24%	3.63%	3.77%	3.70%	*(9.2)*
Efficiency ratio	**66.93%**	62.54%	*7.0*	**66.93%**	64.42%	60.75%	60.37%	62.54%	*7.0*
Average equity	**80,873**	78,210	*3.4*	**80,873**	80,138	79,035	78,596	78,210	*3.4*
Average assets	**1,003,068**	934,756	*7.3*	**1,003,068**	991,368	964,762	949,937	934,756	*7.3*
Average interest-earning assets	**925,531**	876,022	*5.7*	**925,531**	922,642	901,992	892,397	876,022	*5.7*

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of March 31, 2009, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total tangible equity capital for the Company was $77.0 million, or 7.70 percent of total assets at March 31, 2009. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Harbourside	Minimum	Well-Capitalized
Qualifying Capital						
Tier 1 capital	$ 84,389	$ 54,395	$ 20,780	$ 5,227	-	-
Total capital	94,730	61,309	23,270	5,967	-	-
Leverage Ratios						
Tier 1 capital to						
average assets	8.41%	8.18%	8.63%	7.24%	4.00%	5.00%
Risk-based Ratios						
Tier 1 capital to risk-						
weighted assets	10.26%	9.88%	10.45%	8.99%	4.00%	6.00%
Total capital to risk-						
weighted assets	11.52%	11.14%	11.70%	10.28%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The capital ratios are above the well-capitalized threshold. The Company currently has capacity to add approximately $14 million of trust preferred borrowings and to the capital markets, if needed, to maintain the well-capitalized status of the Subsidiary Banks.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
(Unaudited)

	2009	2008			
($ in thousands)	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 13,300**	$ 12,390	$ 12,445	$ 12,128	$ 12,864
Provision for loan losses	**3,720**	2,270	1,505	1,155	1,070
Net charge-offs	**(1,711)**	(1,360)	(1,560)	(838)	(1,806)
Balance at end of period	**$ 15,309**	$ 13,300	$ 12,390	$ 12,445	$ 12,128
As a % of loans	**1.77%**	1.54%	1.45%	1.48%	1.45%
As a % of nonperforming loans	**63.27%**	48.18%	56.25%	66.61%	69.26%
As a % of nonperforming assets	**47.05%**	37.25%	43.94%	59.18%	62.08%
Net charge-offs as a % of average loans (a)	**0.82%**	0.65%	0.75%	0.40%	0.90%
Risk element assets					
Nonaccruing loans	**$ 23,927**	$ 26,277	$ 17,753	$ 16,991	$ 16,915
Loans past due 90 days – accruing	**268**	1,330	4,274	1,693	596
Total nonperforming loans	**24,195**	27,607	22,027	18,684	17,511
Other real estate owned	**8,342**	8,100	6,168	2,346	2,025
Total nonperforming assets	**$ 32,537**	$ 35,707	$ 28,195	$ 21,030	$ 19,536
Loans past due 30-89 days	**$ 13,179**	$ 8,269	$ 8,841	$ 6,528	$ 11,014
Nonperforming loans as a % of loans	**2.80%**	3.19%	2.58%	2.22%	2.10%
Nonperforming assets as a % of loans and other real estate owned	**3.73%**	4.09%	3.28%	2.50%	2.33%

(a) Annualized

The Savannah Bancorp, Inc. & Subsidiaries
Loan Concentration Schedule
March 31, 2009 and December 31, 2008

($ in thousands)	3/31/09	% of Total	12/31/08	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	$ 140,879	16	$ 137,742	16	2.3
Non owner-occupied	139,334	16	124,502	14	12
Construction	11,893	1	26,965	3	(56)
Commercial land and lot development	42,837	5	42,590	5	0.6
Total non-residential real estate	334,943	38	331,799	38	0.9
Residential real estate					
Owner-occupied – 1-4 family	89,054	10	89,774	10	(0.8)
Non owner-occupied – 1-4 family	153,602	18	147,396	17	4.2
Construction	24,768	3	43,431	5	(43)
Residential land and lot development	104,296	12	98,715	12	5.7
Home equity lines	57,243	7	55,092	6	3.9
Total residential real estate	428,963	50	434,408	50	(1.3)
Total real estate loans	763,906	88	766,207	88	(0.3)
Commercial	85,405	10	81,348	10	5.0
Consumer	15,804	2	17,628	2	(10)
Unearned fees, net	(189)	-	(209)	-	(9.6)
Total loans, net of unearned fees	$ 864,926	100	$ 864,974	100	0.0

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Quarter, 2009 and 2008

Average Balance		Average Rate			Taxable-Equivalent Interest (b)			(a) Variance Attributable to	
QTD 3/31/09	QTD 3/31/08	QTD 3/31/09	QTD 3/31/08		QTD 3/31/09	QTD 3/31/08	Vari-ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 3,817	$ 6,910	1.38	3.89	Interest-bearing deposits	$ 13	$ 67	$ (54)	$ (43)	$ (11)
76,748	58,423	4.70	5.23	Investments - taxable	890	762	128	(76)	204
1,573	1,916	5.41	5.44	Investments - non-taxable	21	26	(5)	-	(5)
3,602	6,598	0.23	3.22	Federal funds sold	2	53	(51)	(49)	(2)
108	734	11.27	6.56	Loans held for sale	3	12	(9)	9	(18)
839,683	801,441	5.62	7.11	Loans (c)	11,645	14,213	(2,568)	(2,944)	376
925,531	876,022	5.51	6.93	Total interest-earning assets	12,574	15,133	(2,559)	(3,067)	508
77,537	58,734			Noninterest-earning assets					
$ 1,003,068	$ 934,756			Total assets					
				Liabilities and equity					
				Deposits					
$ 123,346	$ 115,485	0.53	1.56	NOW accounts	160	449	(289)	(293)	4
15,067	15,990	0.73	0.88	Savings accounts	27	35	(8)	(6)	(2)
107,227	135,539	1.79	2.75	Money market accounts	473	930	(457)	(321)	(136)
98,091	51,667	1.80	3.89	Money market accounts - institutional	436	501	(65)	(266)	201
144,346	146,914	3.77	5.10	CDs, $100M or more	1,342	1,867	(525)	(482)	(43)
122,728	69,871	2.65	4.41	CDs, broker	803	769	34	(303)	337
140,807	129,993	3.57	4.85	Other time deposits	1,240	1,573	(333)	(410)	77
751,612	665,459	2.42	3.69	Total interest-bearing deposits	4,481	6,124	(1,643)	(2,084)	441
10,545	5,733	2.12	3.43	FHLB advances - long-term	55	49	6	(19)	25
62,134	83,349	1.66	3.33	Short-term borrowings	255	691	(436)	(343)	(93)
10,310	10,310	4.29	7.39	Subordinated debt	109	190	(81)	(79)	(2)
834,601	764,851	2.38	3.70	Total interest-bearing liabilities	4,900	7,054	(2,154)	(2,489)	335
81,126	83,522			Noninterest-bearing deposits					
6,468	8,173			Other liabilities					
80,873	78,210			Shareholders' equity					
$ 1,003,068	$ 934,756			Liabilities and equity					
		3.13	3.23	Interest rate spread					
		3.36	3.70	Net interest margin					
				Net interest income	$ 7,674	$ 8,079	$ (405)	$ (578)	$ 173
$ 90,930	$ 111,171			Net earning assets					
$ 832,738	$ 748,981			Average deposits					
		2.18	3.28	Average cost of deposits					
101%	107%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the first quarter 2009 and 2008, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.